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                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  MAY 9, 2006


                       Commission File Number: 001-14534

                           PRECISION DRILLING TRUST
            (Exact name of registrant as specified in its charter)

                          4200, 150 - 6TH AVENUE S.W.
                               CALGARY, ALBERTA
                                CANADA T2P 3Y7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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EXHIBIT        DESCRIPTION
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31.1           Certification  of  Chief  Executive  Officer  pursuant  to Rule
               13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1           Certification of Chief Executive  Officer pursuant to 18 U.S.C.
               Section 1350

32.2           Certification of Chief Financial  Officer pursuant to 18 U.S.C.
               Section 1350

99.1           Consolidated Financial Statements for the period ended March
               31, 2006

99.2           Management's Discussion and Analysis for the period ended March
               31, 2006.


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    PRECISION DRILLING CORPORATION
                                    as agent for and on behalf of
                                    PRECISION DRILLING TRUST



Date:    May 9, 2006                By: /s/ Darren Ruhr
                                        ----------------------------------
                                        Name:   Darren Ruhr
                                        Title:  Vice President, Corporate
                                                Services & Corporate
                                                Secretary